Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Weibo Corporation

微博股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9898)

DATE OF BOARD MEETING AND

DATE OF PUBLICATION OF FOURTH QUARTER AND

FISCAL YEAR 2022 FINANCIAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of Weibo Corporation (the “Company”) will hold a Board meeting on Tuesday, February 28, 2023 (Hong Kong time) for the purposes of, among other things, approving the Company’s unaudited financial results and announcement for the fourth quarter and fiscal year ended December 31, 2022 (“Q4’22 and FY2022 Financial Results”). The Company will announce its Q4’22 and FY2022 Financial Results on Wednesday, March 1, 2023 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at http://ir.weibo.com, after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. stock market.

The Company’s management team will host a teleconference call at 7 p.m. on Wednesday, March 1, 2023 (Hong Kong time) to discuss the Q4’22 and FY2022 Financial Results and answer questions. Participants who wish to dial in to the teleconference must register through the below public participant link. Dial-in and instruction will be in the confirmation email upon registering.

Pre-registration Link: https://register.vevent.com/register/BI398de9fb0d9b4e87879cd38e98d6a336

Additionally, a live webcast of the conference call will be available at http://ir.weibo.com.

By order of the Board
Weibo Corporation
Mr. Charles Guowei Chao
Chairman of the Board

Hong Kong, February 15, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Charles Guowei Chao, Mr. Gaofei Wang, Ms. Hong Du and Mr. Pen Hung Tung, as the directors, and Mr. Pochin Christopher Lu, Mr. Pehong Chen and Mr. Yan Wang as the independent directors.